Exhibit 99.1

Hydrogenics Reports Third Quarter 2010 Results

Revenues Rise 57%; Operating Loss Declines 55%

MISSISSAUGA, Ontario, Nov. 10, 2010 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported third quarter 2010 results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Financial Highlights

  Finalized long-term strategic relationship with CommScope, Inc. ("CommScope") and closed the first two tranches of the related subscription agreement for common shares resulting in gross proceeds of $4.0 million.

  Posted revenues of $5.6 million for the three months ended September 30, 2010, an increase of 57% from the comparable period in 2009.

  Gross profit, expressed as a percentage of revenues, of 25.8% (16.2% in 2009), reflects increased gross profit in the Corporation's Power Systems business unit.

  Reported loss from operations of $2.4 million for the three months ended September 30, 2010, a decrease of 55% from the comparable period in 2009 reflecting increased revenues, improved gross profit and reduced operating expenses.

  Ended the quarter with cash and cash equivalents, restricted cash and short-term investments of $11.7 million, a $1.4 million sequential quarterly increase from $10.3 million in the second quarter of 2010, reflecting: (i) $3.8 million of net proceeds from the first two tranches of the investment by CommScope, partially offset by; (ii) a $1.0 million net loss, excluding non-cash items; (iii) a $1.2 million increase in non-cash working capital; and (iv) $0.2 million of capital expenditures.

The Corporation's order backlog as of September 30, 2010 was $19.4 million.

"This has been a quarter of many accomplishments," said Daryl Wilson, President and Chief Executive Officer. "We grew revenues 57% over last year to $5.6 million, reduced our operating loss by 55%, and solidified a groundbreaking agreement with CommScope intended to bolster our Power Systems business unit and drive sales of telecom backup power modules in the quarters to come. Hydrogenics remains focused on managing costs while expanding our presence across all applicable end markets. We are encouraged by countries such as Germany, where there is a growing need for both energy storage and hydrogen fueling stations. Our leadership position in hydrogen generation – and partnership with CommScope for fuel cell commercialization – provides the basis for our confidence that Hydrogenics will see steady growth and improving performance going forward."

Results for the Third Quarter of 2010 Compared to the Third Quarter of 2009

Revenues were $5.6 million for the three months ended September 30, 2010, a 57% increase from the comparable period in 2009 primarily as a result of the shipment of $4.1 million of previously delayed orders, which shipped to OnSite Generation customers during the quarter. These delays were caused by delays on the part of some customers to accept delivery of product as initially contracted. This increase in OnSite Generation revenues was partially offset by decreased Power Systems revenues as a result of production delays resulting from the Corporation's relocation to a new lower cost manufacturing facility.

Gross profit was 25.8% for the three months ended September 30, 2010, an increase of 9.6 percentage points from the comparable period in 2009 reflecting: (i) variations in product mix in Hydrogenics' Power Systems business unit; (ii) more favourable overhead absorption, resulting from increased revenues; and (iii) product cost reductions and reversal of expired warranty provisions in both the Power Systems and OnSite Generation business units.

Cash operating costs for the three months ended September 30, 2010 decreased 38% from the comparable period in 2009 to $3.5 million, primarily reflecting the absence of $1.8 million of expenses associated with the Corporation's transaction with the trustees of Algonquin Power Income Fund in 2009. Cash operating costs have also decreased as a result of ongoing cost reduction initiatives, including the move to a new lower cost facility in Mississauga, Ontario. Cash operating costs, a non-GAAP measure is defined as selling, general and administrative expenses plus research and product development expenses, net, less stock-based compensation expense.

Net loss was $2.1 million for the three months ended September 30, 2010, a 62% decrease from $5.4 million in the comparable period in 2009.

Results for the Nine Months ended September 30, 2010 Compared to the Nine Months ended September 30, 2009

Revenues were $15.1 million for the nine months ended September 30, 2010. Revenues increased 3% from the comparable period in 2009 primarily as a result of increased revenues in the OnSite Generation business unit resulting from variations in timing of project deliveries partially offset by decreased Power Systems revenues resulting from production delays in the third quarter as a result of Hydrogenics' relocation to a new lower cost manufacturing facility in Mississauga, Ontario.

Gross profit was 22.9% for the nine months ended September 30, 2010, an increase of 2.0 percentage points from the comparable period in 2009 reflecting higher gross margins in the Corporation's Power Systems business unit, resulting from product mix, cost reductions, and the reversal of expired warranty accruals largely offset by lower gross margins in the OnSite Generation business unit attributed to pricing pressure on orders booked in 2009.

Cash operating costs for the nine months ended September 30, 2010 decreased 43% from the comparable period in 2009 to $9.8 million reflecting: (i) the absence of $3.0 million of expenses associated with the Corporation's transaction with the trustees of Algonquin Power Income Fund in 2009; (ii) a $1.2 million decrease in selling, general and administrative expenses as a result of ongoing cost reduction efforts; (iii) a $1.8 million decrease in research and product development expenditures resulting from standardization of product development and more focus on product cost reduction efforts; (iv) the absence of $0.6 million of costs related to business streamlining initiatives; (v) the absence of $0.6 million of costs attributable to the Corporation's Test Systems business; and (vi) a $0.2 million increase in research and product development funding.

Net loss was $6.7 million for the nine months ended September 30, 2010, a 57% decrease from the $15.4 million reported in the comparable period in 2009.

Liquidity

Cash and cash equivalents, restricted cash and short-term investments were $11.7 million as at September 30, 2010, a $1.4 million sequential quarterly increase from $10.3 million in the second quarter of 2010, reflecting: (i) $3.8 million of net proceeds from the first two tranches of the investment by CommScope, partially offset by; (ii) a $1.0 million net loss, excluding non-cash items; (iii) a $1.2 million increase in non-cash working capital; and (iv) $0.2 million of other items.

Order Backlog

Order backlog as of September 30, 2010 was $19.4 million, as follows (in $ millions):

	June 30, 2010 Backlog	Orders Received	Orders Delivered	Sept. 30, 2010 Backlog

OnSite Generation	$ 15.5	$ 4.9	$ 4.9	$ 15.5
Power Systems	3.6	1.0	0.7	3.9
Total	$ 19.1	$ 5.9	$ 5.6	$ 19.4

Conference Call Details

Hydrogenics will hold a conference call at 10 a.m. ET on November 10, 2010 to review the third quarter 2010 results. The telephone number for the conference call is 877-307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the Corporation's website at www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling (706) 645-9291, conference ID #21280363. The encore recording will be available two hours after the conference call has concluded.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession or slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	September 30 2010	December 31 2009

Assets

Current assets
Cash and cash equivalents	$ 10,643	$ 9,159
Restricted cash	835	1,603
Accounts receivable	5,684	3,685
Grants receivable	916	490
Inventories	8,671	11,746
Prepaid expenses	995	1,270
	27,744	27,953

Restricted cash	229	240
Property, plant and equipment	2,306	3,169
Goodwill	5,184	5,446
	$ 35,463	$ 36,808

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 12,054	$ 14,782
Unearned revenue	3,880	4,546
	15,934	19,328

Shareholders' Equity
Common shares and warrants	316,167	307,038
Contributed surplus	16,970	16,713
Deficit	(307,460)	(300,795)
Accumulated other comprehensive loss	(6,148)	(5,476)
Total deficit and accumulated other comprehensive loss	(313,608)	(306,271)
	19,529	17,480
	$ 35,463	$ 36,808

Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Revenues	$ 5,590	$ 3,558	$ 15,125	$ 14,634

Cost of revenues	4,150	2,983	11,665	11,571
	1,440	575	3,460	3,063
Operating expenses
Selling, general and administrative	2,477	4,603	7,588	12,992
Research and product development	1,069	1,131	2,501	4,499
Amortization of property, plant and equipment	325	292	694	743
	3,871	6,026	10,783	18,234
Loss from operations	(2,431)	(5,451)	(7,323)	(15,171)

Other income (expenses)
Gain (loss) on disposal of assets	(3)	--	18	--
Litigation settlements	--	--	437	--
Provincial capital tax	(2)	--	(5)	(153)
Interest	11	2	47	85
Foreign currency gains (losses)	347	27	164	(190)
	353	29	661	(258)

Loss before income taxes	(2,078)	(5,422)	(6,662)	(15,429)
Current income taxes	--	17	3	17
Net loss for the period	$ (2,078)	$ (5,439)	$ (6,665)	$ (15,446)

Net loss per share
Basic and diluted	$ (0.47)	$ (1.47)	$ (1.34)	$ (4.18)

Weighted average number of common shares outstanding	4,420,201	3,698,607	4,990,648	3,697,039

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$ (2,078)	$ (5,439)	$ (6,665)	$ (15,446)
Items not affecting cash
Gain (loss) on disposal of assets	(3)	--	18	--
Amortization of property, plant and equipment	383	292	872	743
Unrealized foreign exchange (gains) losses	600	(51)	(56)	272
Non-cash selling, general and administrative expenses	--	--	763	--
Stock-based compensation expense	76	111	257	321
Net change in non-cash working capital	(1,221)	507	(2,603)	(1,218)
	(2,243)	(4,580)	(7,414)	(15,328)
Investing activities
Decrease (increase) in restricted cash	431	(63)	779	(424)
Purchase of property, plant and equipment	(159)	(13)	(247)	(156)
	272	(76)	532	(580)

Financing activities
Deferred research and development grants	--	--	--	70
Common shares issued, net of issuance costs	3,766	6	8,366	15
	3,766	6	8,366	85
Increase (decrease) in cash and cash equivalents during the period	1,795	(4,650)	1,484	(15,823)

Cash and cash equivalents – Beginning of period	8,848	10,428	9,159	21,601
Cash and cash equivalents – End of period	$ 10,643	$ 5,778	$ 10,643	$ 5,778
CONTACT:  Hydrogenics Corporation
          Lawrence Davis, Chief Financial Officer
          (905) 361-3633
          investors@hydrogenics.com